Mail Stop 4561

	September 7, 2007

Joseph W. Saunders
Chief Executive Officer and Chairman of the Board of Directors
Visa Inc.
P.O. Box 8999
San Francisco, California 94128-8999

Re:	Visa Inc.
	Amendments No. 3 and 4 to Registration Statement on Form S-4 Filed August 21, 2007 and August 29, 2007
      File No. 333-143966

Dear Mr. Saunders:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Combined Financial Information

6. Combination and Pro Forma Adjustments

Combination Adjustments, page 126

1. We have reviewed your response to our prior comment 4 and 5. Please revise your disclosure to include a more robust discussion of significant reclassification and elimination adjustments. Please ensure that your disclosures specifically address the need for reclassification (e.g. why there was a difference in classification between Visa U.S.A. and Visa International).

Combination Adjustments - D, page 127

2. We have reviewed your response to comment number 6. It would appear that there is an implied representation by management based upon the inclusion of an adjustment to change the characterization of
Visa International`s securities that management of the combined entity has assessed the purpose and intent of the Visa International`s employees differently then management of Visa International. Please explain to us how two different management teams, given the same information, could arrive at a materially different answer under SFAS 115. Within your response, please provide any specific information and/or analysis prepared by the respective management teams to determine the proper classification and a discussion of where these management teams differed in their analysis.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Visa International

Components of Operating Revenue, page 181

3. We have considered your response to our prior comment 7 as well as the revisions your have made to your disclosure. In each instance that the rollforward has been disclosed, please include a similar rollforward for the prior period for comparative purposes. Additionally, please provide to us, rollforwards of the member incentive assets and liabilities on a gross basis. We may have further comment upon reviewing this information.

Fiscal Year Ended September 30, 2005 compared to Fiscal Year Ended September 30, 2004

Settlement risk guarantee, page 196

4. We have considered your response to our prior comment 9. We are still unclear how you have determined that the reduction in your settlement risk guarantee should be accounted for as a change in estimate. Please provide to us a description of how the amount of the settlement guarantee liability is determined. Within your summary, please tell us how management`s determination of the look-back period effects the calculation of the reserve and specifically what new events, experience acquired or additional information obtained that justified management changing the lock-back period form
15 to 10 years. Specifically, tell us how management initially determined that the 15 year lock-back was appropriate and what changed in that analysis that supported then change to a 10 year lock-back period. Within your response, please explain to us what effect the passage of time has on the calculation of the liability.
It would seem intuitive that less reliance and emphasis would be placed on the BCCI loss as time passed. Lastly, please tell us how management`s ability to mitigate member failures effects the calculation of the liability as you have stipulated that the majority of the Company`s exposure to losses resulting from 44 member failures in 1998 was mitigated.

Annual Incentive Plans, page 276

5. Please disclose in the introductory paragraph that you also may pay cash bonuses pursuant to these plans that do not relate to pre-established performance targets and explain why you have retained this discretion. With respect to each discretionary bonus paid in 2006, please disclose why it was paid.

6. We note that you have disclosed detailed information regarding your corporate targets. Please also provide disclosure regarding each named executive officers individual performance targets and explain how the individual targets relate to the corporate targets to generate the payout amounts.

7. We note your response to comment 13.  Please disclose the new
2007
performance metrics.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bob Telewicz at 202-551-3438 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	Kevin Keogh, Esq. (via facsimile)





Joseph W. Saunders
Visa Inc.
September 7, 2007
Page 1